Exhibit 12

SOUTHERN NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THE YEARS ENDED DECEMBER 31,
	2009	2008	2007	2006	2005

Earnings
Income before income taxes from continuing operations	$208	$235	$271	$227	$217
Income from equity investees	(11)	(13)	(88)	(78)	(80)
Pre-tax income from continuing operations before income from equity investees	$197	$222	$183	$149	$137

Fixed charges	64	76	98	99	98
Distributed income of equity investees	13	16	130	80	125
Allowance for funds used during construction	(1)	(3)	(4)	(3)	(1)
Totals earnings available for fixed charges	$273	$311	$407	$325	$359

Fixed charges
Interest and debt costs	$63	$75	$97	$98	$97
Interest component of rent	1	1	1	1	1

Total fixed charges	$64	$76	$98	$99	$98

Ratio of earnings to fixed charges	4.3	4.1	4.2	3.3	3.7

For purposes of computing these ratios:

For purposes of computing these ratios, earnings means net income before:
- income from equity investees, adjusted to reflect actual distribution from equity investments; and
- fixed charges;
less
- allowance for funds used during construction.

Fixed charges means the sum of the following:
- interest costs;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor.